SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b),

(c), and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No.             )*

NUMEREX CORP.

(Name of Issuer)

CLASS A COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

67053A 10 2

(CUSIP Number)

December 2, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67053A 10 2	13G	PAGE 2 OF 5 PAGES

(1)		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cingular Wireless LLC (IRS Employer No. 74-2955068)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(See Instructions)	(b) ☐

(3)		SEC USE ONLY

(4)		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(5) SOLE VOTING POWER ☐
NUMBER OF		625,000
SHARES
BENEFICIALLY		(6) SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING		(7) SOLE DISPOSITIVE POWER
PERSON WITH		625,000

(8) SHARED DISPOSITIVE POWER
0

(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

625,000 shares

(10)		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%

(12)		TYPE OF REPORTING PERSON (See Instructions)

00-Limited Liability Company

CUSIP NO. 67053A 10 2	13G	PAGE 3 OF 5 PAGES

Item 1(a)	Name of Issuer

Numerex Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1600 Parkwood Circle Suite 200 Atlanta, GA 30339-2119

Item 2(a)	Name of Person Filing:

Cingular Wireless LLC

Item 2(b)	Address of Principal Business Office or, if None, Residence:

5565 Glenridge Connector Atlanta, GA 30342

Item 2(c)	Citizenship:

Cingular Wireless LLC is organized under the laws of the State of Delaware

Item 2(d)	Title of Class of Securities:

Class A Common Stock, no par value

Item 2(e)	CUSIP Number:

67053A 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-(2)(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;

CUSIP NO. 67053A 10 2	13G	PAGE 4 OF 5 PAGES

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ]	Group, in accordance with Rule 13d-(1)(b)(1)(ii)(J).

Item 4.     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 625,000 shares

(b)	Percent of class: 5.5%

(c)	Number of shares as to which such person has:
(i)	Sole Power to Vote or to Direct the Vote: 625,000 shares
(ii)	Shared Power to Vote or to Direct the Vote: -0-
(iii)	Sole Power to Dispose or to Direct the Disposition: 625,000 shares
(iv)	Shared Power to Dispose or to Direct the Disposition: -0-

Item 5.     Ownership of Five Percent or Less of a Class

     IF this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

CUSIP NO. 67053A 10 2	13G	PAGE 5 OF 5 PAGES

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

     See Exhibit 1 attached hereto.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(d)(1)(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identity of each member of the group.

     See Exhibit 1 attached hereto.

Item 8.     Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identity of each member of the group.

     N/A

Item 9.     Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     N/A

Item 10.     Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 67053A 10 2	13G	PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 14, 2003 Date

Cingular Wireless LLC By Cingular Wireless Corporation, its Manager

/s/ Sean Foley Signature

Sean Foley Vice President - Treasurer Name / Title